Exhibit 99.1

FOR IMMEDIATE RELEASE - March 11, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD.
(TSX Symbol - PEF; NYSE Alternext Symbol - PED)

PETROFLOW ENERGY LTD. CONFIRMS RENEWAL AND UPDATE TO BORROWING BASE

Petroflow Energy Ltd.  (“Petroflow” or the “Company”) is pleased to announce that the Company recently concluded a borrowing base update under its bank loan agreement (the Facility) maintaining its overall current borrowing capacity of $ US 110 million.  Guaranty Bank in Houston is acting as lead agent with Texas Capital Bank, also in Houston, acting as co-agent for the Facility.

Duncan Moodie, the Company’s Chief Financial Officer stated; “In this uncertain economic time, our asset base continues to support our borrowing capacity even while calculated against much lower commodity pricing.  We appreciate that our bankers have confidence that the ongoing value of our oil and gas reserves can maintain our borrowing base in spite of lower bank pricing models”.

The Facility now consists of a single “A” tranche with a maturity date of January 1, 2012 and a borrowing base of $ US 110 million, which represents an increase of $ US 8 million from the previously eligible “A” tranche base.  Interest rates on the “A” tranche range from LIBOR plus 2% to LIBOR plus 2.5% depending on the percentage of funds actually borrowed.  The “A” tranche interest rate floor is 5.5%.  The  second “B” tranche which had eligibility of $ US 8 million, has now been retired.

Forward-Looking Statements

This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assessment that the Facility will impact favorably the Company’s financial situation. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and  factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the Company's ability to draw funds on the Facility as anticipated, the notion that the ongoing value of the Company’s oil & gas reserves will continue to support the Facility’s borrowing base, and other adverse general economic conditions that may negatively impact the Company and its ability to maintain as well as repay Facility borrowings.. Additional information on these and other factors, which could affect Petroflow's operations or financial results, are included in Petroflow's reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For further information, please contact:

Petroflow Energy Ltd.	Petroflow Energy Ltd.
John Melton, President & CEO	Duncan Moodie, Chief Financial Officer
(985) 796-8080	(403) 539-4320
www.petroflowenergy.com	www.petroflowenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.